SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 9 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

06008905

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradebot Systems, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Armour Road, Suite 210
(No. and Street)

North Kansas City, (City) Missouri (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Bannwarth 816-221-8002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

11440 Tomahawk Creek Parkway (Address) Leawood, (City) Kansas (State) 66211 (Zip Code)

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim Bannwarth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradebot Systems, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

Tamara Tucker
Notary Public Exp: 10/25/09

TAMARA TUCKER
Notary Public-Notary Seal
STATE OF MISSOURI
Clay County
My Commission Expires: Oct. 25, 2009
Commission # 05788203

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADEBOT SYSTEMS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	3,367,311
Receivables from brokers, dealers, and clearing organizations		4,051,184
Short-term investments, at fair value		997,500
Prepaids and other current assets		21,570
TOTAL CURRENT ASSETS		8,437,565
PROPERTY AND EQUIPMENT, at cost:		
Computer equipment and software		1,679,803
Office furniture and fixtures		101,199
Leasehold improvements		374,170
		2,155,172
Less accumulated depreciation		(1,591,135)
NET PROPERTY AND EQUIPMENT		564,037
INVESTMENTS, at fair value		3,951,900
OTHER ASSETS		28,681
TOTAL ASSETS	$	12,982,183
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	$	197,354
Accrued expenses and other liabilities		45,372
TOTAL CURRENT LIABILITIES		242,726
STOCKHOLDER'S EQUITY		
COMMON STOCK, $.0001 par value, authorized shares - 50,000,000, issued and outstanding shares - 10,000,000		1,000
RETAINED EARNINGS		12,738,457
TOTAL STOCKHOLDER'S EQUITY		12,739,457
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	12,982,183